Filed by Ambev S.A.
Pursuant to Rule 425 under the Securities Act of 1933, as amended

Issuer: Ambev S.A.
Subject Company: Companhia de Bebidas das Américas—Ambev
(Commission File No.: 001-15194)

AMBEV S.A.

CNPJ No. [National Taxpayer’s Registry] 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON JULY 30, 2013

1.      Date, time and venue: On July 30, 2013, starting at 2 p.m., at the headquarters of Ambev S.A. (“Company”), located in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, No. 1,017, 3rd floor, Itaim Bibi.

2.      Call Notice and Attendance: Call notice waived, in accordance with section 124, §4, of Law 6,404/76, in view of the attendance of all shareholders representing the total issued and outstanding capital stock of the Company, as confirmed by the signatures in the Company’s Shareholders’ Attendance Book. Messrs. Daniel Garcia and Luiz Paulo Silveira also attended the meeting, as representative of APSIS Consultoria Empresarial Ltda.

3.      Presiding Board: Chairman: Mr. Ricardo Gonçalves Melo; Secretary: Mr. Pedro de Abreu Mariani.

4.      Resolutions: The following resolutions were adopted by unanimous vote and without reservations:

4.1.   To register that the minutes of this Shareholders’ Meeting will be drawn up in summary form, pursuant to section 130, §1, of Law 6,404/76.

4.2.   To amend the item “Management of the Company” of Chapter IV of the By-laws, aiming at establishing that, amongst the members of the Board of Directors of the Company, at least two members shall be Independent Directors, adding new paragraphs to Article 15 of the By-laws which shall henceforth read as follows:

 “Article 15 – The Company shall be managed by a Board of Directors and a Board of Executive Officers, pursuant to law and these By-laws.

                   Paragraph 1 – The Shareholders’ Meeting shall establish the aggregate compensation of the Management, which shall be apportioned by the Board of Directors, as provided for in Article 21 hereof.

Paragraph 2 – The management must adhere to the Manual on Disclosure and Use of Information and Policy for the Trading with Securities Issued by the Company, by executing the Joinder Agreement.

Paragraph 3 - The offices of Co-chairman of the Board of Directors and Chief Executive Officer of the Company may not be cumulated by the same person.

Paragraph 4 - At least two members of the Board of Directors of the Company will be Independent Directors, it being understood, for the purposes hereof, as Independent Directors those in compliance with the following requirements:

a)   he/she must not be a Controlling Shareholder, or spouse or relative up to second-degree thereof;

b)   he/she must not have been, for the last three years, an employee or officer (i) of the Company or of a company controlled by the Company, or (ii) of the Controlling Shareholder or of a company controlled thereby (“Jointly-Controlled Company”);

c)   he/she must not be a supplier or buyer, whether direct or indirect, of services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company, in all cases in magnitude which implies in the loss of independence;

d)   he/she must not be an employee or manager of a company or entity which is offering or requesting services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company, as per item (c) above;

e)   he/she must not be a spouse or relative up to second degree of any manager of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company;

f)     he/she must not receive compensation by the Company, by a company controlled by the Company, by the Controlling Shareholder or by a Jointly-Controlled Company, except as a member of the Board of Directors (cash provisions from capital interests are excluded from this restriction).

Paragraph 5 - Directors elected pursuant to art. 141, paragraphs 4 and 5, of Law 6,404/76 will also be considered Independent Directors, notwithstanding of complying with the independence criteria provided in this Article.”

4.3.   To determine that the Board of Directors will have two (2) Co-Chairmen, with identical prerogatives and duties, thereby amending, for such purpose, articles 17, 18 and 19 §2 of the By-laws, which shall henceforth read as follows:

Article 17 - The Board of Directors shall have two (2) Co-Chairmen, with identical prerogatives and duties, who shall be elected by a majority of the members of the Board of Directors, immediately after said members are invested in office.

Article 18 - The Board of Directors shall meet, ordinarily, at least once each quarter and, extraordinarily, whenever necessary, upon call by any of its Co-Chairmen or by the majority of its members, through letter, email, telegram or personally, with at least 24 (twenty-four) hours in advance.

Article 19 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 – The Directors may attend meetings by telephone, videoconferencing, telepresence or by previously sending their votes in writing.  In this case, the Director will be considered to be present at a meeting in order to ascertain the quorum for declaring it open and voting, with this vote being deemed valid for all legal effects, being included in minutes of such meeting.

Paragraph 2 – In the event of a tie in the resolutions of the Board of Directors, none of the Co-Chairmen shall have the casting vote, but only their own personal votes.

Paragraph 3 – The Director shall not have access to information or take part in resolutions of the Board of Directors related to matters in which it has conflicting interests with the Company.

4.4.   To determine that the Company’s Shareholders’ Meetings shall be presided by one of the Co-chairmen, consequently amending article 11 of the By-laws, which shall henceforth read as follows:

Article 11 – Shareholders’ Meetings shall be convened and presided over by one of the Co-chairmen of the Board of Directors, or person appointed by them, who may designate up to two secretaries.

4.5.   To approve a broad reform of Chapter V – “Fiscal Council” of the By-laws, aiming at establishing that the Company will have a Fiscal Council, on a permanent basis, which  shall henceforth read as follows:

Article 37 – The Company shall have a Fiscal Council, on a permanent basis, composed of three (3) to five (5) members and an equal number of alternates. All of its members shall be elected at a Shareholders’ Meeting and by it removed at any time. Their term of office shall expire at the Annual Shareholders’ Meeting to be held following their election, reelection being permitted.

Paragraph 1 – In order for the Fiscal Council to function, the majority of its members must attend its meeting.

Paragraph 2 – It shall be incumbent upon the Fiscal Council to elect its Chairman in the first meeting to be held after its instatement.

Paragraph 3 – In addition to the duties conferred to it by these By-laws and by law, the Fiscal Council shall establish in its Internal Regiment the procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and matters related with the auditing of the Company, as well as any other communication received on such matters.

Paragraph 4 –  The provisions of Paragraph 2 of Article 15 of these By-laws apply to the members of the Fiscal Council.

4.6.   Register the resignations presented by Mr. Jean-Louis Van De Perre and Mrs. Isabela Gerjoi and Mrs. Ann Malcy Christine Randon, to the offices of members of the Board of Directors, thanking them for the services rendered.

4.7.   Subsequently, to appoint the new members to the Board of Directors, to be sworn into their respective positions upon the execution of the instruments of investiture in the proper book, at which time they will execute, as required by law,  a statement  confirming that there is no impediment to their election to the Company’s Board of Directors, and the term of their mandates shall expire with the Annual General Meeting resolving on the financial statements of the fiscal year ending on December 31, 2015, Messrs.:

1)      Victorio Carlos De Marchi, Brazilian, lawyer, married, bearer of the identity card (RG) No. 2.702.087 - SSP/SP, registered with the Individual Taxpayers’ Registry (CPF) under No. 008.600.938-91, with business address in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, No. 1.017, 4th floor;

2)      Carlos Alves de Brito, Brazilian, engineer, married, bearer of the identity card (RG) No. 03.574.624-7 - IFP/RJ, registered with the Individual Taxpayers’ Registry (CPF) under No. 595.438.507-63, with business address at Brouwerijplein 1, 3.000 Leuven, Belgium;

3)      Marcel Herrmann Telles, Brazilian, economist, married, bearer of the identity card (RG) No. 02.347.932-2 - IFP/RJ, registered with the Individual Taxpayers’ Registry (CPF) under No. 235.839.087-91, with business address at Redingstrasse 4, 4th floor, CH-9000, St. Gallen, Switzerland;

4)      José Heitor Attilio Gracioso, Brazilian, lawyer, married, bearer of the identity card (RG) No. 2.833.137 - SSP/SP, registered with the Individual Taxpayers’ Registry (CPF) under No. 006.716.908-25, with business address in the city of São Paulo, State of São Paulo, at Av. Brig. Faria Lima, No. 3.900, 11th floor, Itaim Bibi;

5)      Luiz Fernando Ziegler de Saint Edmond, Brazilian, engineer, married, bearer of the identity card (RG) No. 05.587.815-1 - IFP-RJ, registered with the Individual Taxpayers’ Registry (CPF) under No. 010.537.007-09, with business address at One Busch Place, St. Louis, Missouri, USA;

6)      Vicente Falconi Campos,  Brazilian, engineer, married, bearer of the identity card (RG) No. M-1.176.273 - SSP/MG, registered with the Individual Taxpayers’ Registry (CPF) under No. 002.232.216-15, with business address in the city of Nova Lima, State of Minas Gerais, at Rua Senador Milton Campos, 35, 7th floor;

7)      Luis Felipe Pedreira Dutra Leite, Brazilian, economist, married, bearer of the identity card (RG) No. 06522715-9 - IFP-RJ, registered with the Individual Taxpayers’ Registry (CPF) under No. 824.236.447-87, with business address at Brouwerijplein 1, 3.000 Leuven, Belgium;

8)      Roberto Moses Thompson Motta, Brazilian, engineer, married, bearer of the identity card (RG) No. 03.861.461-6 - IFP/RJ, registered with the Individual Taxpayers’ Registry (CPF) under No. 706.988.307-25, with business address at 600 Third Avenue, 37th floor, New York, USA;

9)      Álvaro Antônio Cardoso de Souza,  Portuguese, economist, married, bearer of Alien’s Registration Card (RNE) No. W 401.505-E, registered with the Individual Taxpayers’ Registry (CPF) under No. 249.630.118-91, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Salvador Cardoso, No. 122, apt. 231, Itaim Bibi; and

10)  Paulo Alberto Lemann, Brazilian, economist, married, bearer of the identity card (RG) No. 07253869-7 – IFP/RJ, registered with the Individual Taxpayers’ Registry (CPF) under No. 957.194.237-53, with business address in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua Visconde de Pirajá No. 250, 7th floor, Ipanema.

4.8.   To appoint the following members to compose the Fiscal Council, currently installed, to be sworn into their respective positions upon the execution of the instruments of investiture in the proper book, at which time they will execute, as required by law, a statement  confirming that there is no impediment to their election to the Company’s Fiscal Council, and the term of their mandates shall expire with the Annual General Meeting immediately following their election, Messrs.:

1)      Celso Clemente Giacometti, Brazilian, manager and accountant, married, bearer of the identity card (R.G.) No. 3179758-1 - SSP/SP, registered with the Individual Taxpayers’ Registry (CPF) under No. 029.303.408-78, resident and domiciled in the city of São Paulo, State of São Paulo, at Av. Vereador José Diniz, No. 3.725, 6th floor, block 61, Campo Belo, as effective member of the Fiscal Council;

2)      James Terence Coulter Wright, Brazilian, engineer, separated, bearer of the identity card (R.G.) No. 4.967.106-6 - SSP/SP, registered with the Individual Taxpayers’ Registry (CPF) under No. 872.316.898-68, with business address in the city of São Paulo, State of São Paulo, at Av. Prof. Luciano Gualberto, 908, Room G-112, Cidade Universitária, as effective member of the Fiscal Council;

3)      Mário Fernando Engelke, Brazilian, manager, widower,  bearer of the identity card (R.G.) No. 488685 - SSP/DF, registered with the Individual Taxpayers’ Registry (CPF) under No. 011.249.197-91, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Av. Rainha Elizabeth 129/801, Copacabana, as effective member of the Fiscal Council;

4)      Emanuel Sotelino Schifferle, Brazilian, engineer, married, bearer of the identity card (R.G.) No. 01.433.665-5 -  IFP/RJ, registered with the Individual Taxpayers’ Registry (CPF) under No. 009.251.367-00, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Av. Henrique Dodsworth, 13/502, as alternate of the Fiscal Council, not specifically tied to any of the effective members;

5)      Ary Waddington, Brazilian, economist, married, bearer of the identity card (R.G.) No. 01.139.7777-5 - IFP-RJ, registered with the Individual Taxpayers’ Registry (CPF) under No. 004.469.397-49, resident and domiciled in the city of Armação dos Búzios, State of Rio de Janeiro, at Rua E.9 Condomínio do Atlântico - Praia da Ferradura, as alternate of the Fiscal Council, not specifically tied to any of the effective members; and

6)      Eurípedes de Freitas, Brazilian, banker and economist, married, bearer of the identity card (R.G.) No. 82214 - SSP/DF, registered with the Individual Taxpayers’ Registry (CPF) under No. 005.024.301-25, resident and domiciled in the city of Brasília, Distrito Federal, at SHCGN 713, Bl. A, CS 30, as alternate of the Fiscal Council, not specifically tied to any of the effective members.

4.9.   In view of the election of the new members of the Board of Directors, to change the aggregate compensation of the Company’s managers for the 2013 fiscal year, setting forth the new limit in the amount of up to R$43,066,225.92, being the Board of Directors in charge of allocating such compensation.

4.10.    In view of the installation of the Fiscal Council, to state the amount of the aggregate compensation for the effective members of the Company’s Fiscal Council for the fiscal year of 2013, setting forth the limit of up to R$811,804.17, being the alternates entitled to a monthly compensation equivalent to half of the amount received by the principal members of the Company’s Fiscal Council, within the legal limits.

4.11.    To approve, after  reviewed and discussed, the Protocol and Justification, dated May 10, 2013, for the merger into the asset base of the Company of all shares issued by Companhia de Bebidas das Américas - Ambev (CNPJ No. 02.808.708/0001-07) (“Ambev”) which, after being certified by the Presiding Board of the meeting, is filed at the Company’s headquarters (“Protocol and Justification”).

4.11.1  To ratify the hiring of the specialized firm APSIS Consultoria Empresarial Ltda. (National Taxpayer’s Registry CNPJ No. 27.281.922/0001-70) (“APSIS”) to proceed with (i) the appraisal of the Ambev shares to be contributed to the asset base of the Company, for purposes of sections 226, 252 and in the form of section 8 of Law No. 6,404/76 (“Ambev Shares Valuation Report”); and (ii) prepare the valuation report required under section 264 of Law 6,404/76, to calculate the ratio to exchange Ambev common and preferred shares by  Company common shares, based on the market value of the net equity of these two companies (“Net Equity Valuation Report”).

4.11.2  To approve, after review and discussion, the Ambev Shares Valuation Report, which after being certified by the Presiding Board of the meeting, is filed at the Company’s headquarters, it being noted that APSIS’s representatives, who attended the meeting, have provided all the necessary clarifications in connection with the Ambev Shares Valuation Report.

4.11.3  To register that, according to the Net Equity Valuation Report, the valuation resulted in an exchange ratio of 4.997757 Company common shares for each Ambev common or preferred share, based on the market value of the Company’s and Ambev S.A.’s net equity, which ratio is less favorable to the Company’s shareholders than the Stock Swap Merger’s exchange ratio of five Company common shares for each Ambev common or preferred share to be exchanged, and after having been reviewed and discussed, such report was certified by the Presiding Board of the meeting and filed at the Company’s headquarters, it being noted that APSIS’s representatives provided all the necessary clarifications in connection with the relevant Net Equity Valuation Report.

4.11.4  To approve the Stock Swap Merger, in accordance with the terms of the Protocol and Justification, with the adjustments resulting from the issuance of shares by Ambev under its Stock Option Plan since the execution of the Protocol and Justification, according to all the legal requirements, including the provisions of section 264 of Law 6,404/76, thereby converting Ambev into a wholly owned subsidiary of the Company, as provided under section 252 of Law 6,404/76.

4.11.5  To approve the issuance of 5,967,838,305 common shares by the Company, all of them nominative and without par value, for a total issuance price of R$97,054,801,577.56, of which R$48,527,400,788.78 shall be allocated to capital stock and the balance, in the amount of R$48,527,400,788.78 to the creation of a capital reserve. The new common shares are, at this, being (i) fully subscribed by the managers of Ambev, on behalf of its shareholders, who will now become shareholders of the Company; (ii) paid-in by means of the merger of all the outstanding Ambev shares into the Company’s asset base, with the exclusion of those Ambev shares already owned by the Company; and (iii) delivered to Ambev’s shareholders in the proportion of five Company common shares for each Ambev common or preferred share exchanged, as per terms of the Subscription Bulletin executed on this date by Ambev’s managers.

4.11.6  In view of the resolutions mentioned above, to resolve on the amendment of Article 5 of the By-laws, which shall henceforth read as follows:

Article 5 – The capital stock is of R$56,983,340,778.78, divided into 15,661,436,120 nominative common shares, without par value.

4.12.    To approve the restatement of the By-laws, which after all the resolutions mentioned herein, shall henceforth read according to Exhibit I hereof.

4.13.    To approve the Stock Option Plan of the Company with the same terms of Ambev’s Stock Option Plan as currently in effect, which, after being certified by the Presiding Board of the meeting, is filed at the Company’s headquarters.

4.14.    To approve the assumption by the Company of all non-exercised stock options granted by Ambev under its Stock Option Plan, according to the specific program to be approved by the Company’s Board of Directors (“Migration Program”). Such options, when granted under the Migration Program, shall entitle their holders to receive a number of Company shares corresponding to the number of Ambev shares to which those holders would be entitled adjusted for the exchange ratio approved for the Stock Swap Merger.

4.15.    To authorize the Company’s management to execute all agreements and instruments, and perform all other acts necessary for the consummation of the resolutions hereby approved.

5.      Closing:  With  no further matters to be discussed, the present Minutes were drawn up and signed, after being read and approved by all attending shareholders. Signatures:  Ricardo Gonçalves Melo, Chairman  and Pedro de Abreu Mariani, Secretary. APSIS Consultoria Empresarial Ltda., represented by Messrs. Daniel Garcia and Luiz Paulo. Shareholders: Interbrew International B.V. and AmBrew S.A.

I certify that the present minutes conform to the original drawn up in the proper book.

São Paulo, July 30, 2013.

/s/ Pedro de Abreu Mariani

Secretary

Additional Information and Where to Find It:

In connection with the Stock Swap Merger, on July 8, 2013 Newbev filed with the Commission a registration statement on Form F-4 that contains a prospectus. Investors and security holders of Ambev are urged to read carefully these materials, as well as any other relevant documents filed with the Commission as they become available, because they contain and will contain important information about the Companies and the Stock Swap Merger. The prospectus filed with the Commission on July 8, 2013 as part of the registration statement and any other documents filed by the Companies with the Commission, may be obtained free of charge at the Commission’s website at www.sec.gov or from Ambev.

Forward-Looking Statements:

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Exhibit I

Consolidated By-laws

“AMBEV S.A.

CNPJ nº 07.526.557/0001-00

NIRE 35.300.368.941

BY-LAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1 - AMBEV S.A. (“Company”) is a corporation (sociedade anônima), which shall be governed by these By-laws and by applicable law.

Article 2 – The Company has its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by resolution of its Board of Directors, for achievement of the Company’s purposes.

Article 3 – The purpose of the Company, either directly or by participation in other companies, is:

a)      the production and trading of beer, concentrates, soft drinks and other beverages, as well as foods and drinks in general, including ready-to-drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná;

b)     the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above, including the manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages;

c)      the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d)     the packaging and wrapping of any of the products belonging to it or to third parties;

e)    the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f)     the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g)     the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts;

h)    the advertising of products belonging to it and to third parties, and the trading of  promotional and advertising materials;

i)      the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

j)       the importation of anything necessary for its industry and trade;

k)     the exportation of its products;

l)      the direct or indirect exploration of bars, restaurants, luncheonettes and similar places; and

m)   the contracting, sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, using the means of transport required for distribution of such products, byproducts or accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes.

Sole Paragraph – Additionally to the provisions of the caption of this Article, the Company may participate in or associate itself with other commercial and civil companies, as partner, shareholder or quotaholder, in Brazil or abroad.

Article 4 – The Company is established for an indeterminate term.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 – The capital stock is of R$56,983,340,778.78, divided into 15,661,436,120 nominative common shares, without par value.

Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the Shareholders’ Meeting.

Paragraph 2 – The Company shares are in the book-entry form, and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 – The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the Shareholders’ Meeting's determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

Article 6 – The Company is authorized to increase its share capital up to the limit of 19,000,000,000 (nineteen billion) shares, irrespective of an amendment to the By-laws, by resolution of the Board of Directors, which shall resolve on the paying-up conditions, the characteristics of the shares to be issued and the issue price, and shall establish whether the increase shall be carried out by public or private subscription.

Sole Paragraph – The issuance of shares pursuant to any special laws regarding fiscal incentives (art. 172, sole paragraph, of Law 6,404/76) shall not give rise to preemptive rights to shareholders; provided, however, that shares subscribed with funds originated from fiscal incentives shall not carry preemptive rights for subscription in connection with any issuance of shares after such subscription.

Article 7 – The issuance of shares, debentures convertible into shares and subscription bonds, the placement of which shall be made (i) by sale on the stock exchange; (ii) by public subscription; or (iii) for share swap, in a public offering for acquisition of control which, under the terms of articles 257 and 263, of Law 6,404/76, may be carried out with exclusion of the preemptive right or with reduction in the period which is addressed in article 171, paragraph 4 of Law 6,404/76.

Article 8 – The Board of Directors may, based on a plan approved by the Shareholders’ Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control.

Article 9 – Failure by the subscriber to pay the subscribed value, on the conditions set forth in the bulletin or call shall cause it to be considered in default by operation of law, for purposes of articles 106 and 107 of Law 6,404/76, subjecting it to the payment of the amount in arrears, adjusted for inflation according to the variation in the General Market Price Index (IGP-M) in the shortest period permitted by law, in addition to interest at twelve percent (12%) per year, pro rata temporis, and a fine corresponding to ten percent (10%) of the amount in arrears, duly updated.

CHAPTER III

SHAREHOLDERS’ MEETINGS

Article 10 – The Shareholders’ Meeting has the power to decide on all businesses related to the object of the Company and to take any resolutions it may deem advisable for its protection and development.

Article 11 – Shareholders’ Meetings shall be convened and presided over by one of the Co-Chairmen of the Board of Directors, or person appointed by them, who may designate up to two secretaries.

Article 12 – Any resolutions of the Shareholders’ Meetings, except for the cases contemplated by law, shall be taken by an absolute majority of votes, excluding any blank votes.

Article 13 – Annual Shareholders’ Meetings shall be held within the first four months after the end of the fiscal year, and shall decide on matters under their authority, as set forth in law.

Article 14 – Extraordinary Shareholders’ Meetings shall be held whenever the interests of the Company so require, as well as in the events established in law and in these By-laws.

CHAPTER IV

MANAGEMENT OF THE COMPANY

Article 15 – The Company shall be managed by a Board of Directors and a Board of Executive Officers, pursuant to law and these By-laws.

Paragraph 1 – The Shareholders’ Meeting shall establish the aggregate compensation of the Management, which shall be apportioned by the Board of Directors, as provided for in Article 21 hereof.

Paragraph 2 – The management must adhere to the Manual on Disclosure and Use of Information and Policy for the Trading with Securities Issued by the Company, by executing the Joinder Agreement.

Paragraph 3 - The offices of Co-Chairmen of the Board of Directors and Chief Executive Officer of the Company may not be cumulated by the same person.

Paragraph 4 - At least  two members of the Board of Directors of the Company will be Independent Directors, it being understood, for the purposes hereof, as Independent Directors those in compliance with the following requirements:

g)        he/she must not be a Controlling Shareholder, or spouse or relative up to second-degree thereof;

h)        he/she must not have been, for the last three years, an employee or officer (i) of the Company or of a company controlled by the Company, or (ii) of the Controlling Shareholder or of a company controlled thereby (“Jointly-Controlled Company”);

i)          he/she must not be a supplier or buyer, whether direct or indirect, of services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company, in all cases in magnitude which implies in the loss of independence;

j)          he/she must not be an employee or manager of a company or entity which is offering or requesting services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company, as per item (c) above;

k)        he/she must not be a spouse or relative up to second degree of any manager of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company;

l)          he/she must not receive compensation by the Company, by a company controlled by the Company, by the Controlling Shareholder or by a Jointly-Controlled Company, except as a member of the Board of Directors (cash provisions from capital interests are excluded from this restriction).

Paragraph 5 - Directors elected pursuant to art. 141, paragraphs 4 and 5, of Law 6,404/76 will also be considered Independent Directors, notwithstanding of complying with the independence criteria provided in this Article.

SECTION I

BOARD OF DIRECTORS

Article 16 – The Board of Directors shall be composed of three (3) to fifteen (15) sitting members, with two (2) to fifteen (15) alternates, bound or not to a specific sitting Director, and shall be elected by the Shareholders’ Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Paragraph 1- Subject to the caption of this Article, the number of members that will make up the Board of Directors in each management period shall be previously established at each Shareholders’ Meeting whose agenda includes election of the members of the Board of Directors, and this matter shall be forwarded by the Chairman of the Shareholders’ Meeting.

Paragraph 2 - The Board of Directors may determine the creation of advisory committees formed in its majority by members of the Board of Directors, defining their respective composition and specific duties.  The rules of article 160 of Law No. 6,404/76 shall apply to members of the advisory committees.  It will be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.

Paragraph 3- The members of the Board of Directors shall be invested in office upon the execution of the respective instrument, drawn up in the proper book, and shall remain in office until they are replaced by their successors.

Paragraph 4 - The Director shall have an indisputable reputation, and cannot be elected, unless waived by the Shareholders’ Meeting, if it (i) occupies a position in companies that can be considered as a competitor of the Company, or (ii) has or represents a conflicting interest with the Company; the voting rights of the Director cannot be exercised by him/her in case the same impediment factors are configured.

Article 17 - The Board of Directors shall have two (2) Co-Chairmen, with identical prerogatives and duties, who shall be elected by a majority of the members of the Board of Directors, immediately after said members are invested in office.

Article 18 - The Board of Directors shall meet, ordinarily, at least once each quarter and, extraordinarily, whenever necessary, upon call by any of its Co-Chairmen or by the majority of its members, through letter, email, telegram or personally, with at least 24 (twenty-four) hours in advance.

Article 19 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 – The Directors may attend meetings by telephone, videoconferencing, telepresence or by previously sending their votes in writing.  In this case, the Director will be considered to be present at a meeting in order to ascertain the quorum for declaring it open and voting, with this vote being deemed valid for all legal effects, being included in minutes of such meeting.

Paragraph 2 – In the event of a tie in the resolutions of the Board of Directors, none of the Co-Chairmen shall have the casting vote, but only their own personal votes.

Paragraph 3 – The Director shall not have access to information or take part in meetings of the Board of Directors related to matters in which it has conflicting interests with the Company.

Article 20 - In the case of permanent absence or impediment of any Director, and if there is an alternate Director, the Board of Directors shall decide whether the alternate shall fill the vacant office, or if the vacant office shall be filled by a substitute on a permanent basis; the substitute Director shall, in any case, complete the term of office of the absent or impeded Director.

Sole Paragraph – In the event of temporary absence or impediment, the members of the Board of Directors shall be replaced by the respective alternates, or in the absence thereof, by another Director appointed for such purpose by the absent Director. In this latter case, the Director that is replacing the absent or impeded Director shall cast the vote of the absent Director in addition to his own vote.

Article 21 – The Board of Directors shall resolve on the matters listed below:

a)      establish the general direction of the Company's business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;

b)      approve the annual investment budget of the Company;

c)      approve the three-year strategic plan of the Company;

d)     elect and dismiss the Company's Officers, and set their attributions;

e)      supervise the management of the Board of Executive Officers, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;

f)       attribute, from the aggregate value of the compensation established by the Shareholders’ Meeting, the monthly fees of each of the members of the Company's Management;

g)      define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, managers or employees in equivalent direction positions) of the Company;

h)      appoint the Company's independent auditors;

i)        resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;

j)        provide a previous manifestation on the management's report, the Board of Executive Officers' accounts, the financial statements for the fiscal year, and review the monthly balance sheets;

k)      submit to the Shareholders’ Meeting of the proposal of allocation of the net profits for the year;

l)        call the Annual Shareholders’ Meeting and, whenever it may deem advisable, the Extraordinary Shareholders’ Meetings;

m)    approve any business or agreements between the Company and/or any of its controlled companies (except those fully controlled), management and/or shareholders (including any direct or indirect partners of the Company's shareholders), without impairment of item “q” below;

n)      approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company or associated to the Company; except in case of operations involving only the Company and companies fully controlled thereby or in case of indebtedness operation, in which case the provisions of item “o” bellow shall apply;

o)      approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company's shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

p)      approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited in the name of the Company or any of its controlled companies; except in the event of licensing of brands to be used in gifts, advertising materials or disclosure in events for periods under three (3) years;

q)      approve the granting of loans and the rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except in favor of any companies controlled by the Company;

r)       approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

s)       resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;

t)       resolve on the suspension of the Company's activities, except in the cases of stoppage for servicing of its equipment;

u)      authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, as well as the cancellation and further sale of such shares, with due regard for applicable law;

v)      resolve on the issuance of Trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;

w)    resolve, within the limits of the authorized capital, on the issuance of convertible debentures, specifying the limit of the increase of capital arising from debentures conversion, by number of shares, and the species and classes of shares that may be issued, under the terms of article 59 paragraph 2 of Law 6,404/76

x)      authorize the disposal of fixed assets, excepted for the ones mentioned in item “n” of this Article, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity reflected in the latest audited balance sheet. This amount will be considered per individual transaction or a series of related transactions;

y)      perform the other legal duties assigned thereto at the Shareholders’ Meeting or in these By-laws; and

z)      resolve on any cases omitted by these By-laws and perform other attributions not conferred on another body of the Company by the law or these By-laws.

Paragraph 1 – The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by those present in the meeting.

Paragraph 2 – Any favorable vote cast by a Company representative in connection with any resolution on the matters listed above, in Shareholders’ Meetings and in other corporate bodies of the companies controlled by the Company, either directly or indirectly, shall be conditional on the approval of the Board of Directors of the Company.

SECTION II

BOARD OF EXECUTIVE OFFICERS

Article 22 – The Board of Executive Officers shall be composed of two (2) to fifteen (15) members, shareholders or not, of whom (i) one shall be the Chief Executive Officer (ii) one shall be the Sales Executive Officer, (iii) one shall be the People and Management Executive Officer, (iv) one shall be the Logistics Executive Officer, (v) one shall be the Marketing Executive Officer, (vi) one shall be the Industrial Executive Officer, (vii) one shall be the Chief Financial and Investor Relations Officer, (viii) one shall be the General Counsel, (ix) one shall be the Soft Drinks Executive Officer, (x) one shall be the Corporate Affairs Executive Officer, (xi) one shall be the Shared Services and Information Technology Executive Officer, and (xii) the remaining Officers shall have no specific designation; all of whom shall be elected by the Board of Directors, and may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.

Paragraph 1 – Should a position of Executive Officer become vacant or its holder be impeded, it shall be incumbent upon the Board of Directors to elect a new Executive Officer or to appoint an alternate, in both cases determining the term of office and the respective remuneration.

Paragraph 2 – It is incumbent upon the Executive Board to exercise the prerogatives that the law, the By-laws and the Board of Directors confer upon it for the performance of the actions required for the Company to function normally.

Paragraph 3 – The Executive Officers shall be invested in office upon the execution of the respective instrument, drawn up in the proper book, and shall remain in office until their successors are vested in office.

Article 23 – The Executive Board, whose presidency will be held by the Chief Executive Officer, shall meet as necessary, it being incumbent upon the Chief Executive Officer to call and to be the chairman of the meeting.

Article 24 – It is the Chief Executive Officer’s responsibility to:

a)    submit the annual work plans and budgets, investment plans and new Company expansion programs to the Board of Directors for approval, causing them to be carried out, pursuant to their approval;

b)  formulate the Company’s operating strategies and guidelines, as well as establishing the criteria for executing the resolutions of the Shareholders’ Meetings and of the Board of Directors, with the participation of the other Executive Officers;

c)    supervise all the Company’s activities, providing the guidelines best suited to its corporate purpose;

d)   coordinate and oversee the activities of the Board of Executive Officers; and

e)   exercise the other prerogatives conferred upon it by the Board of Directors.

Article 25 – It is the  Sales Executive Officer’s responsibility to:

a) develop the strategic sales planning of the Company;

b) be responsible for the management of the commercial team and develop and implement an action model for the sector; and

c) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 26 – It is the People and Management Executive Officer’s responsibility to:

a) organize and manage the Company’s human resources; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 27 -  It is the Logistics Executive Officer’s responsibility to:

a) establish, manage and be responsible for the pre-production and post-production distribution and logistics strategy of the Company; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 28 -  It is the Marketing Executive Officer’s responsibility to:

a) be responsible for the direction, planning and control of the marketing area of the Company; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 29 – It is the Industrial Executive Officer’s responsibility to:

a) manage the branches, warehouses, industrial plants and other units of the Company related to its industrial production; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 30 – It is the Chief Financial and Investor Relations Officer’s responsibility to:

a) manage and respond for the budget control of the Company;

b) provide managerial and financial information;

c) be responsible for the control over the cash flow and financial investments of the Company;

d)  provide any and all information to investors, to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros

e)  maintain the registration of the Company as an openly-held company updated; and

f) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 31 -  It is the General Counsel’s responsibility to:

a) establish, manage and coordinate the legal strategy adopted by the Company, and to supervise its judicial and administrative proceedings;

b) be responsible for the Company’s corporate documents; and

c) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 32 – It is the Soft Drinks Executive Officer’s responsibility to:

a) coordinate and supervise the non-alcoholic and non-carbonated drinks sector, and establish its planning strategy; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 33 – It is the Corporate Affairs Executive Officer’s responsibility to:

a) respond for the external communication, as well as the Company’s corporate and governmental relations; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 34 – It is the Shared Services and Information Technology Executive Officer’s responsibility to:

a) respond for the direction, planning and control of the information technology sector of the Company, as well as of its shared services center; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 35 – It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.

Article 36 - The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval   guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Board.

Paragraph 1 – The representation of the Company in the aforementioned documents may be delegated to an attorney-in-fact, and such documents may be executed by an Attorney-in-Fact in conjunction with an Officer, or by two Attorneys-in-Fact, jointly, provided that the instruments of power of attorney appointing these attorneys-in-fact are executed by two Officers.

Paragraph 2 - The Company shall be represented, individually, by any of the Officers or by a duly appointed Attorney-in-Fact, as regards receipt of service of process or judicial notices and rendering of personal deposition.

CHAPTER V

FISCAL COUNCIL

Article 37 – The Company shall have a Fiscal Council, on a permanent basis, composed of three (3) to five (5) members and an equal number of alternates. All of its members shall be elected at a Shareholders’ Meeting and by it removed at any time. Their term of office shall expire at the Annual Shareholders’ Meeting to be held following their election, reelection being permitted.

Paragraph 1 – In order for the Fiscal Council to function, the majority of its members must attend its meeting.

Paragraph 2 -   It shall be incumbent upon the Fiscal Council to elect its Chairman in the first meeting to be held after its instatement.

Paragraph 3   - In addition to the duties conferred to it by these By-laws and by law, the Fiscal Council shall establish in its Internal Regiment the procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and matters related with the auditing of the Company, as well as any other communication received on such matters.

Paragraph 4 - The provisions of Paragraph 2 of Article 15 of these By-laws apply to the members of the Fiscal Council.

Article 38 – The compensation of the Fiscal Council's members shall be established by the Shareholders’ Meeting that elects them.

CHAPTER VI

FISCAL YEAR, BALANCE SHEET AND RESULTS

Article 39 – The fiscal year shall have the duration of one year, and shall end on the last day of December of each year.

Article 40 - At the end of each fiscal year, the financial statements determined by law shall be drawn up in accordance with the Company's bookkeeping.

Paragraph 1 – The Board of Directors may resolve to draw up half-yearly balance sheets or for shorter periods, and approve the distribution of dividends and/or interest on net equity based on the profits ascertained in such balance sheets, subject to the provisions set forth in Article 204 of Law No. 6,404/76.

Paragraph 2 – At any time, the Board of Directors may also resolve on the distribution of interim dividends and/or interest on net equity based on the accrued profits or existing profits reserves presented in the latest yearly or half-yearly balance sheet.

Paragraph 3 – The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends.

Article 41 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.

Paragraph 1 – Over the amount ascertained as provided for in the caption of this Article, it will be calculated:

a)      the statutory participation of the Company’s employees up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors; and

b)      the statutory participation of the management, up to the maximum legal limit.

Paragraph 2 – Over the amount ascertained as provided for in the caption of this Article, it may be calculated, in addition, up to the limit of 10% (ten percent), a contribution for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.

Paragraph 3 – The following allocations shall be made from the net income of the fiscal year, obtained after the deductions dealt with in the previous paragraphs:

a)      five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-in capital stock or the limit established in article 193, paragraph 1 of Law No. 6,404/76;

b)     from the balance of the net profit of the fiscal year, obtained after the deduction mentioned in item (a) of this Article and adjusted pursuant to article 202 of Law No. 6,404/76, forty percent (40%) shall be allocated to pay the mandatory dividend to all its shareholders; and

c)     an amount not greater than sixty percent (60%) of the adjusted net profits shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increases or the creation of new business developments.

Paragraph 4 – The reserve set out in item (c) of paragraph 3 of this Article may not exceed eighty percent (80%) of the capital stock. Upon reaching this limit, the Shareholders’ Meeting shall resolve either to distribute the balance to the shareholders or increase the Company’s corporate capital.

CHAPTER VII

LIQUIDATION, WINDING-UP AND EXTINGUISHMENT

Article 42 – The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the Shareholders’ Meeting.

Paragraph 1 – The manner of liquidation shall be determined at a Shareholders’ Meeting, which shall also elect the Fiscal Council that will function during the liquidation period.

Paragraph 2 - The Board of Directors shall appoint the liquidator, establish its fees and determine the guidelines for its operation.

CHAPTER VIII

GENERAL PROVISIONS

 Article 43 – The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the Shareholders’ Meeting.

Sole Paragraph – The dividends not received or claimed shall become time-barred within three years from the date on which they were made available to the shareholder, and shall revert to the benefit of the Company.

Article 44 – The Company shall comply with the shareholders' agreements registered as provided for in article 118 of Law No. 6,404/76.

Article 45 – The Company will provide the members of the Board of Directors, of the Board of Executive Officers and of the Fiscal Council, or the members of any corporate bodies with technical functions set up to advise the managers, a legal defense in lawsuits and administrative proceedings filed by third parties during or after their respective terms of office, for acts performed during the exercise of their functions, including through a permanent insurance policy, shielding them against liability for acts arising from the exercise of their positions or functions, including the payment of court costs, legal fees, indemnifications and any other amounts arising from such proceedings.

Paragraph 1 – The guarantee set forth in the caption of this Article extends to employees working regularly to comply with powers-of-attorneys granted by the Company or the subsidiaries controlled by the Company.

Paragraph 2 – If any of the persons mentioned in the caption or in Paragraph 1 of this Article be sentenced by a final court decision due to negligent or criminal conduct, the Company must be reimbursed by such person for all costs and expenses disbursed on legal assistance, as set forth by law.”

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